SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13d-2
(Amendment No. 27)

RUDDICK CORPORATION
(Name of Issuer)

Common Stock
(Title of class of securities)

781258‑10‑8
(CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

  /   /   Rule 13d-1(b)

  /   /   Rule 13d-1(c)

  / X / Rule 13d-1(d)

Schedule 13G                                  Page 2 of 4 Pages

CUSIP No. 781258‑10-8

_______________________________________________________________

     1)   Names of Reporting Persons

          I. R. S. Identification Nos. of Above Persons (Entities Only):

                   Alan T. Dickson

_______________________________________________________________

     2)   Check the Appropriate Box if a Member of a Group:

          (a)

          (b)

_______________________________________________________________

     3)   SEC Use Only:

_______________________________________________________________

     4)   Citizenship or Place of Organization:

                          United States

_______________________________________________________________

Number of Shares Bene- Ficially Owned by Each Report- Ing Person With	(5) Sole Voting Power:	713,785
	(6) Shared Voting Power:	1,220,073
	(7) Sole Dispositive Power:	713,785
	(8) Shared Dispositive Power:	1,220,073

_______________________________________________________________

     9)   Aggregate Amount Beneficially Owned by Each Reporting Person:

                              1,933,858

_______________________________________________________________

    10)   Check if the Aggregate Amount in Row (9) Excludes Certain Shares:

_______________________________________________________________

    11)   Percent of Class Represented by Amount in Row 9:

                              4.0%

_______________________________________________________________

    12)   Type of Reporting Person:

                               IN

_______________________________________________________________

                                                                                  2

Schedule 13G (continued)                    Page 3 of 4 Pages

Item 1(a):     Name of Issuer:     Ruddick Corporation

Item 1(b):     Address of Issuer's Principal Executive Offices:

                    301 South Tryon Street, Suite 1800
                    Charlotte, North Carolina 28202

Item 2(a):     Name of Person Filing:   Alan T. Dickson

Item 2(b):     Address of Principal Business Office or, if none,

               Residence:

                    301 South Tryon Street, Suite 1800
                    Charlotte, North Carolina 28202

Item 2(c):     Citizenship:   U. S.

Item 2(d):     Title of Class of Securities:

                    Common Stock

Item 2(e):     CUSIP Number:       781258‑10‑8

Item 3:        N/A

Item 4:        Ownership:

               (a)  Amount beneficially owned
                    as of 12/31/07:  1,933,858

               (b)  Percent of Class:  4.0%

               (c)  Number of shares as to which such person has:

                    (i)  Sole power to vote or to direct the
                         vote:  713,785

                   (ii)  Shared power to vote or to direct the
                         vote:  1,220,073

                  (iii)  Sole power to dispose or to direct the
                         disposition of:  713,785

                   (iv)  Shared power to dispose or to direct the
                         disposition of:  1,220,073

                    The filing of this statement shall not be
                    construed as an admission that the reporting
                    person is, for the purposes of section 13(d)
                    or 13(g) of the Securities and Exchange Act
                    of 1934, the beneficial owner of the
                    securities referred to in sub‑items (c)(ii)
                    and (iv) of this Item.

Item 5:   Ownership of Five Percent or Less of a Class:    X

Item 6:   Ownership of More than Five Percent on Behalf of

          Another Person:      N/A

                                                                                     3

Schedule 13G (continued)                      Page 4 of 4 Pages

Item 7:   Identification and Classification of the Subsidiary

          Which Acquired the Security Being Reported on By the
          Parent Holding Company:    N/A

Item 8:   Identification and Classification of Members of the

          Group:      N/A

Item 9:   Notice of Dissolution of Group:     N/A

Item 10:  Certification:     N/A

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this
statement is true, complete and correct.
Date: February 14, 2008 /s/ ALAN T. DICKSON
Name: Alan T. Dickson